Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Changes in and disagreements with accountants on accounting and financial disclosure” and to the incorporation by reference in this Current Report on Form 8-K of our auditor’s report dated March 15, 2024 relating to the financial statements of Lode-Star Mining Inc. for the years ended December 31, 2023 and 2022, (which expresses an unqualified opinion and includes an explanatory paragraph relating to a going concern uncertainty) which report was included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2023 filed with the Securities and Exchange Commission.

Chartered Professional Accountants

Vancouver, Canada

February 14, 2025